FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 4 August 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

July Traffic and Capacity Statistics	4 August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	4 August 2004
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - July 2004

Summary of the headline figures

In July 2004, passenger capacity, measured in Available Seat Kilometres, was 3.7 per cent above July 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 8.3 per cent. This resulted in a passenger load factor up 3.3 points versus last year, to 79.7 per cent. The increase in traffic comprised a 9.7 per cent increase in premium traffic and a 8.1 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 25.7 per cent. Overall load factor rose by 4.7 points to 72.6 per cent. The statistics are distorted by the unofficial strike action, which reduced both Available Seat Kilometres and Revenue Passenger Kilometres by some 2 percentage points in July 2003.

Market conditions

Market conditions remain unchanged. Longhaul premium volumes are recovering steadily, while shorthaul premium travel remains at lower levels. Non-premium volumes are very price-sensitive.

Strategic Developments

British Airways' annual Social and Environmental report was published and showed that during the last five years, the airline's aircraft noise levels had halved, global carbon dioxide emissions were down by 15 per cent and nitrogen dioxide emissions at Heathrow were down by 13 per cent. Fuel efficiency had improved by 25 per cent since 1990.

British Airways is the only airline participating in the government's trial emissions trading scheme and has reduced its domestic carbon dioxide emissions by 17 per cent, compared to a1998-2000 baseline.

A record number of British Airways' customers last month checked-in online - with more than 100,000 checking in from the comfort of their own home. By visiting ba.com customers can spend a couple of minutes checking in and then use an interactive seat map of the aircraft to choose their seats.

British Airways announced an Employee Reward Plan so that all staff can benefit from the airline's future success.

Notice of ballots for industrial action over pay have been received from the TGWU representing ground support services staff and from the TGWU and GMB covering administration and terminal staff. The company has offered a rise in pensionable pay over three years of some 8.5 per cent or some 10.5% increase in non-pensionable pay. Earlier today British Airways proposed to the unions that the issue be settled by formal binding arbitration.

August 4, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of July				Financial year to date
						April through July
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2311	2258	+2.3		8541	8491	+0.6
Americas	683	651	+5.1		2603	2464	+5.6
Asia Pacific	148	127	+17.0		533	399	+33.5
Africa and Middle East	263	235	+12.1		971	842	+15.3
Total	3406	3270	+4.1		12648	12196	+3.7

Revenue passenger km (m)
UK/Europe	2112	1972	+7.1		7661	7278	+5.3
Americas	4577	4338	+5.5		17384	16490	+5.4
Asia Pacific	1521	1345	+13.1		5489	4310	+27.3
Africa and Middle East	1742	1537	+13.3		6444	5662	+13.8
Total	9952	9191	+8.3		36978	33740	+9.6

Available seat km (m)
UK/Europe	2757	2655	+3.8		10599	10314	+2.8
Americas	5471	5468	+0.1		21387	21051	+1.6
Asia Pacific	2004	1847	+8.5		7691	6693	+14.9
Africa and Middle East	2248	2067	+8.8		8872	7998	+10.9
Total	12481	12037	+3.7		48549	46056	+5.4

Passenger load factor (%)
UK/Europe	76.6	74.3	+2.3	pts	72.3	70.6	+1.7	pts
Americas	83.7	79.3	+4.4	pts	81.3	78.3	+3.0	pts
Asia Pacific	75.9	72.8	+3.1	pts	71.4	64.4	+7.0	pts
Africa and Middle East	77.5	74.4	+3.1	pts	72.6	70.8	+1.8	pts
Total	79.7	76.4	+3.3	pts	76.2	73.3	+2.9	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	419	333	+25.7		1630	1387	+17.5
Total RTK	1413	1254	+12.7		5312	4758	+11.6
Available tonne km (m)	1946	1846	+5.4		7588	7062	+7.5

Overall load factor (%)	72.6	67.9	+4.7	pts	70.0	67.4	+2.6	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602